Exhibit 99.3

Itaú Corpbanca and subsidiaries
As of and for the three-month period ended March 31, 2020 and 2019

The financial information of Itaú Corpbanca as of and for the three-month period ended March 31, 2020 and 2019 has been published on our website in accordance with Circular N°18 of the Chilean Financial Market Commission (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET

In Ch$ million	Mar'20	Mar'19
Total loans	23,619,581	21,648,642
Total assets	**38,416,205**	**29,556,812**
Deposits and other demand liabilities	5,267,262	4,341,345
Time deposits and other time liabilities	12,708,280	9,966,450
Interbank borrowings	2,942,051	2,277,389
Debt instruments issued	6,556,820	6,305,812
Equity	**3,332,973**	**3,564,279**
Total equity attributable to equity holders of the Bank	3,246,016	3,338,116
Non-controlling interest	86,957	226,163

YTD CONSOLIDATED INCOME STATEMENT

			With reclasification of Financial Hedges[1]	
In Ch$ million	3M'20	3M'19	3M'20	3M'19
Net operating profit before provision for loan losses	370,115	260,691	268,377	273,853
Provisions for loan losses	(103,740)	(47,857)	(76,697)	(51,134)
Total operating expenses	(175,286)	(180,045)	(175,286)	(180,045)
Operating income (loss)	**91,089**	**32,789**	**16,394**	**42,674**
Income from investments in companies	2,118	910	2,118	910
Operating income before income taxes	**93,207**	**33,699**	**18,512**	**43,584**
Income taxes	(65,560)	(3,033)	9,135	(12,918)
Consolidated income for the period	**27,647**	**30,666**	**27,647**	**30,666**
Net income attributable to holders of the Bank	**27,130**	**28,252**	**27,130**	**28,252**
Non-controlling interest	517	2,414	517	2,414

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad and on our loan loss provisions associated with loans in foreing currency.

This financial information shall be considered provisional until the official figures are published by the Financial Market Commission.

Roxana Zamorano
Chief Accounting Officer

Gabriel Moura
Chief Executive Officer